Filed by Brooge Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Twelve Seas Investment Company

Commission File No.: 001-38540

TWELVE SEAS

BPGIC

Investor Presentation

October 2019



BPGIC
SH-203
SH-202

Disclaimer

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from the registration requirements of the Securities Act.

Use of Projections

This presentation contains, and the proxy statement to be delivered to Twelve Seas's shareholders will contain, financial forecasts with respect to BPGIC's projected revenues, EBITDA, and net capital expenditures for BPGIC's fiscal 2019 and 2020. Neither Twelve Seas's independent auditors, nor the independent registered public accounting firm of BPGIC, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation and their anticipated inclusion in the proxy statement, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation or the proxy statement. These projections should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Twelve Seas, BPGIC, or the combined company after completion of the proposed business combination, or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Note on Going Concern

As of June 30, 2019 and December 31, 2018, BPGIC had not paid $6,277,709 and $3,747,537 respectively of principal and accrued interest that was due under the secured Shari'a compliant financing arrangement of USD 84.6 million entered into by BPGIC with First Abu Dhabi Bank PJSC ("FAB") to fund a portion of the construction costs of Phase I (the "Phase I Construction Facility"), the secured Shari'a compliant financing arrangement of USD 11.1 million entered into by BPGIC with FAB to fund a portion of the construction costs of Phase I (the "Phase I Admin Building Facility" and together with the Phase I Construction Facility, the "Phase I Construction Facilities"), and the Shari'a compliant financing arrangement of USD 3.5 million entered into by BPGIC with FAB to settle certain amounts due under the Phase I Construction Facilities (the "Phase I Short Term Financing Facility" and together with the Phase I Construction Facilities, the "Phase I Financing Facilities"). Also, as of June 30, 2019 and December 31, 2018, BPGIC was not in compliance with its debt covenants, including the debt service coverage ratio contained in its Phase I Financing Facilities. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans. Accordingly, as of June 30, 2019 and December 31, 2018, BPGIC has classified its debt balance of $92,559,028 and $94,792,088 as a current liability. As of June 30, 2019 and December 31, 2018, BPGIC's current liabilities exceeded its current assets by $101,547,022 and $108,536,113, respectively. All of the above represents a material uncertainty that casts significant doubt upon BPGIC's ability to continue as a going concern.

On September 10, 2019, BPGIC entered into an agreement with its lender to amend the Phase I Construction Facility. The principal and accrued interest of $5,494,063 outstanding under this facility as of July 31, 2019 as per the original repayment schedule will now be due on November 30, 2019. The Phase I Construction Facility is now payable in 45 instalments starting October 31, 2019 with final maturity on July 30, 2030. The Phase I Admin Building Facility and the Phase I Short Term Financing Facility were not amended as part of the September 10, 2019 agreement to amend the Phase I Construction Facility. Subsequent to the period end, BPGIC had repaid $5,646,206 due under the Phase I Admin Building Facility and the Phase I Short Term Financing Facility. As such, all instalments related to Phase I Admin Building Facility and the Phase I Short Term Financing Facility due under the original repayment schedules up to September 10, 2019 were repaid. In addition, BPGIC agreed to assign to the lender all proceeds from the operation of the tanks and to pre-settle by December 31, 2019 AED 100,000,000 ($27,225,701 translated using the exchange rate as of June 30, 2019) of principal under the Phase I Construction Facilities from the proceeds received from the Business Combination.

During 2018, BPGIC signed a five-year lease and service agreement to provide storage and ancillary services to the Phase II end user, an international commodity trading company. Phase II operations are scheduled to start in the second quarter of 2020. Further, in 2019, BPGIC entered into a five-year refinery and services agreement with Sahara Energy Resources DMCC ("Sahara Energy") to develop and operate a modular refinery at the BPGIC terminal. BPGIC expects to provide operation, storage and ancillary services to Sahara Energy. Refinery operations are scheduled to start in the first quarter of 2020. Based on the above, management expects BPGIC will generate sufficient cash flows from its operations to meet its liabilities as and when the loan instalments fall due. Further, the owners intend to provide further financial support to enable BPGIC to meet its financial obligations as and when required.

The annual and interim condensed financial statements have been prepared assuming that BPGIC will continue as a going concern. Accordingly, the annual and interim condensed financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event BPGIC is unable to continue as a going concern.

Disclaimer

Forward Looking Statements

This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as: "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "future," "likely," "outlook," "project," "will" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include projected financial information. Examples of forward-looking statements include, among others, statements we make regarding: (i) projected completion, start of operations, operating capacity and capabilities, and operating results, such as revenue growth, earnings, and EBITDA, at facilities that are not yet constructed; (ii) our future market position and growth prospects; (iii) expected conditions in the local, regional and global oil markets; (iv) expected operating results, such as revenue growth, earnings, and EBITDA; (v) anticipated levels of capital expenditures and uses of capital for fiscal years 2019 and 2020; (vi) expected future supply and demand of oil; (vii) the future execution of a final lease agreement that allows us to develop additional facilities on the 450,000 m^2 plot of additional land in the Port of Fujairah; and (viii) strategies for customer retention, growth, product development, market position, financial results and reserves, and risk management. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Twelve Seas, BPGIC and the combined company after completion of the proposed business combination are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) non-payment or non-performance by BPGIC's principal customers or end users; (2) the loss of any end-users as customers; (3) the continued concentration of revenues from two or three end-users; (4) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (5) changes in expectations of future prices for refined petroleum products; (6) a decline or disruption of supply or demand of oil and gas; (7) higher fuel taxes or other governmental or regulatory actions that increase the price of gasoline or diesel; (8) changes to applicable regulations or new regulations, including those affecting the refined petroleum products serviced by BPGIC such as climate change legislation and regulations restricting the emission of greenhouse gases; (9) the extent to which BPGIC is successful in developing new long-term relationships with customers or retaining existing ones in the competitive oil storage market in the Port of Fujairah and other ports; (10) BPGIC's ability to effectively manage the risks and expenses associated with the construction of Phase II and other growth and expansion projects; (11) BPGIC's ability to obtain additional land on which it can develop additional facilities on commercially attractive terms, including its ability to enter into a final lease agreement for the 450,000 m^2 plot of land in the Port of Fujairah where BPGIC currently plans to locate its Phase III facilities; (12) accidents involving the handling of oil products at BPGIC's terminal; (13) disruptions to BPGIC's technology network including computer systems and software; (14) natural events such as severe weather, fires, floods and earthquakes or man-made or other disruptions of BPGIC's operating systems, structures, or equipment or of the Port of Fujairah's facilities; (15) political and economic conditions in Fujairah and the United Arab Emirates, as well as the occurrence of hostilities, political instability or catastrophic events in Fujairah, the United Arab Emirates and the Middle East and North Africa region; (16) changes in labor costs; (17) unlawful or arbitrary governmental action; (18) the failure of the parties to consummate the transactions contemplated by the business combination agreement relating to the proposed business combination (the "Business Combination Agreement"), including as a result of the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (19) the outcome of any legal proceedings that may be instituted against BPGIC or Twelve Seas arising from the announcement of the proposed business combination and transactions contemplated thereby; (20) the inability to complete the transactions contemplated by the proposed business combination due to the failure to obtain approval of the stockholders of Twelve Seas, or the failure to satisfy other conditions to closing in the Business Combination Agreement; (21) the ability of the combined company to meet the Nasdaq Capital Market's listing standards, including having the requisite number of stockholders; (22) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (23) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, inability of BPGIC to meet anticipated construction timelines and the ability of the combined business to grow and manage growth profitably; (24) costs related to the business combination; (25) the possibility that BPGIC or Twelve Seas may be adversely affected by other economic, business, and/or competitive factors; and (26) such other risks, factors, and uncertainties that will be indicated from time to time in the proxy statement including those under "Risk Factors" therein, and other documents filed or to be filed with the Securities and Exchange Commission ("SEC") and delivered to Twelve Seas's stockholders. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Twelve Seas and BPGIC undertake no commitment to update or revise the forward-looking statements whether as a result of new information, future events or otherwise. In most instances, where third party sources are identified in this presentation, the information has been derived by BPGIC management from the source data.

Use of IHS Markit Data

IHS Markit reports, data and information referenced herein (the "IHS Markit Materials") are the copyrighted property of IHS Markit Ltd. and its subsidiaries ("IHS Markit"). The IHS Markit Materials are from sources considered reliable; however, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses published by IHS Markit representations of fact. The IHS Markit Materials speak as of the original publication date thereof and are subject to change without notice. IHS Markit and other trademarks appearing in the IHS Markit Materials are the property of IHS Markit or their respective owners.

The IHS data used in the report is from a June 2018 study and has not been updated since then. Forecasts are inherently uncertain because of events or combinations of events that cannot reasonably be foreseen including the actions of government, individuals, third parties and competitors. The IHS Markit Materials speak as of the original publication date thereof (and not as of the date of this document). The information and opinions expressed in the IHS Markit Materials are subject to change without notice and IHS Markit has no duty or responsibility to update the IHS Markit Materials.

The IHS Markit Materials were commissioned by BPGIC and/or an affiliate of BPGIC.

Disclaimer

Important Information About IFRS And Non-IFRS Financial Measures

BPGIC's financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and referred to in this proxy statement/prospectus as "IFRS." BPGIC's interim financial statements are prepared in accordance with "IAS 34 : Interim Financial Reporting" as issued by the International Accounting Standards Board. BPGIC refers in various places within this proxy statement/prospectus to EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin which are non-IFRS measures that are calculated as earnings before interest, tax and depreciation and amortization, earnings before interest, tax and depreciation and amortization adjusted for selected items that BPGIC's management believes impact the comparability of financial results between reporting periods respectively, and Adjusted EBITDA as a percentage of revenue and more fully explained in "BPGIC's Management's Discussion and Analysis of Financial condition and Results of Operations of BPGIC — Certain Non-IFRS Measures." The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for BPGIC's financial results prepared in accordance with IFRS.

Use of Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures, including EBITDA, EBITDA Margin, Annualized Run-Rate Revenue, Annualized Run-Rate EBITDA, Annualized Run-Rate EBITDA Margins. BPGIC defines EBITDA as total comprehensive income (loss) plus (i) depreciation, (ii) finance costs, (iii) changes in fair value of derivative financial instruments. EBITDA Margin is defined as EBITDA divided by total revenues. Annualized Run-Rate Revenue is defined as the revenue of a specified quarter multiplied by four. Annualized Run-Rate EBITDA is defined as the EBITDA of a specified quarter multiplied by four. Annualized Run-Rate EBITDA Margins is defined as Annualized Run-Rate EBITDA divided by Annualized Run-Rate Revenue of a specified quarter. Investors can find the reconciliation of these measures to the nearest comparable GAAP measures elsewhere in this presentation. Except as otherwise noted, all references herein to full-year periods refer to BPGIC's fiscal year, which ends on December 31. BPGIC believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to BPGIC's financial condition and results of operations. BPGIC's management uses these non-GAAP measures to compare BPGIC's performance to that of prior periods for trend analyses and for budgeting and planning purposes.

BPGIC believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of BPGIC does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. We have not reconciled the non-GAAP forward looking information to their corresponding GAAP measures because we do not provide guidance for the various reconciling items such as provision for income taxes and depreciation and amortization, as certain items that impact these measures are out of our control or cannot be reasonably predicted without unreasonable efforts. Investors should review BPGIC's audited financial statements, which will be included in Twelve Seas's filings with the SEC, including the proxy statement to be delivered to Twelve Seas's stockholders, and not rely on any single financial measure to evaluate BPGIC's business.

Other companies may calculate EBITDA, EBITDA Margin, Annualized Run-Rate Revenue, Annualized Run-Rate EBITDA, Annualized Run-Rate EBITDA Margin, and other non-GAAP measures differently, and therefore BPGIC's EBITDA, EBITDA Margin, Run-Rate Revenue, Run-Rate EBITDA, and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

BPGIC defines Adjusted EBITDA as profit (loss) before finance costs, income tax expense (currently not applicable in the UAE but included here for reference purposes), depreciation and adjusted for selected items that we believe impact the comparability of financial results between reporting periods. In addition to non-cash items, BPGIC has selected items for adjustment to EBITDA which management feels decrease the comparability of our results among periods. These items are identified as those which are generally outside of the results of day-to-day operations of the business. These items are not considered non-recurring, infrequent or unusual, but do erode comparability among periods in which they occur with periods in which they do not occur or occur to a greater or lesser degree. Historically, BPGIC has selected items such as Lease rental finance cost recognized in accordance with IFRS16, and changes in fair value of derivative financial instruments. Management believes these types of items can make comparability of the results of day to day operations among periods difficult and have chosen to add back these items to profit (loss) to arrive at the Adjusted EBITDA. BPGIC expects to adjust for similar types of items in the future. Although we present selected items that we consider in evaluating our performance, investors should be aware that the items presented do not represent all items that affect comparability between the periods presented.

Additional Information

For purposes of clarity and convenience, in certain instances, this presentation describes BPGIC's business and operations with reference to the end users of its services, rather than its immediate customers. Additional information regarding BPGIC's immediate customers and end users, as well as the relationship amongst them, is and/or will be included in the proxy statement, and other documents filed or to be filed with SEC and delivered to Twelve Seas's stockholders.

This presentation assumes that the proceeds of the equity financing will be $150 Million. There is no guarantee that the equity financing will be consummated at all, and if consummated, the actual proceeds of the equity financing may be higher or lower than $150 Million.

In connection with the proposed business combination, Twelve Seas and Brooge Holdings Limited have filed, and will continue to file, relevant materials with the SEC, including a Brooge Holdings Limited registration statement on Form F-4, which included a preliminary proxy statement of Twelve Seas, and a prospectus in connection with the proposed business combination. The proposed business combination will be submitted to stockholders of Twelve Seas for their consideration. Stockholders of Twelve Seas and other interested persons are urged to read the proxy statement, the registration statement, and any other relevant documents that are or will be filed with the SEC carefully and in their entirety when they become available because they contain or will contain important information about Twelve Seas, BPGIC, Brooge Holdings Limited and the proposed business combination. Stockholders and other interested persons are and will be able to obtain a free copy of the proxy statement, the registration statement, as well as other filings containing information about Twelve Seas, BPGIC and the proposed business combination, without charge, at the SEC's website located at www.sec.gov or by directing a request to Stephen N. Cannon, Chief Financial Officer, Twelve Seas Investment Company, 135E 57th St. 18th Floor, New York, New York, +1 650 560 4753.

Management Team



Nico Paardenkooper

Chief Executive Officer

Over 30 years of storage industry experience

- Terminal Manager, Oiltanking Odfjell Terminal, Oman
- Emirates National Oil Company
- Vopak



Saleh Yammout

Chief Finance Officer

Over 8 years of finance experience

- Vice President, Finance & Administration at the Rochester Institute of Technology, Dubai
- PriceWaterhouseCoopers (PwC), Capital Projects & Infrastructure
- Al Hilal Bank



Lina S. Saheb

Chief Strategy Officer

Over 13 years in various business development roles

- Spearheads the expansion and future growth of BPGIC both locally and internationally
- Bachelor's Degree in Software Engineering
- Pursuing a Master's Degree in International Business Law at Paris-Sorbonne University Abu Dhabi, UAE

Transaction Overview

TWELVE SEAS

BPGIC

Nasdaq listed SPAC raised $207MM in June 2018 with focus on Eastern European and Middle East companies

$212MM in trust as of June 30, 2019

Experienced SPAC management team with global credentials

\+

Premier independent midstream oil storage player in the UAE

Newly-built, award-winning facilities driving industry-leading Adjusted EBITDA margins

Highly-strategic location in Fujairah provides natural barriers to entry and strategic growth opportunities

Only U.S. Listed Middle East Energy Infrastructure Company

- Transaction value: $1.05B
- Implied valuation: 8.2x annualized 2020 run-rate EBITDA
- Consideration mix: $800MM of equity + $200MM of Escrow shares (80MM shares + 20MM shares) to BPGIC's ownership
- Pro forma Twelve Seas ownership: ~20%[(1)]
- Minimum cash required to close: $125MM[(2)]
- Expected close: Q4 2019

(1) See assumptions under "Ownership at close" on slide 30.
(2) Net of expenses and liabilities.

Overview of Brooge Petroleum and Gas Investment Company FZE

Company Overview

- Brooge Petroleum and Gas Investment Company FZE ("BPGIC") is a premier midstream oil storage company located in the United Arab Emirates, formed in 2013
- BPGIC owns state-of-the-art crude, fuel and clean oil storage terminals in Fujairah, a highly active oil export center in the Middle East
- Run by experienced management team with over 30 years in the industry
- Anchored by a select group of esteemed investors from the UAE[(1)]


BPGIC



Key Highlights

	BPGIC Today (Phase I)	BPGIC in 2020 (Post Phase II Completion)	BPGIC in 2022 (Projected Post Phase III Completion)
Status	**Operational** One End User	**Under Construction** Contracted by an Additional End User	**Initial Land Lease** Potential for Additional End User(s)
Storage	**399,324 m^3** (2.5 MMBbls)	**1,000,585 m^3** (6.3 MMBbls)	**Up to 4,500,000 m^3** (28.3 MMBbls)
Total Land	**153,917 m^2**	**153,917 m^2**	**603,917 m^2**
Tanks	**14**	**22**	**TBD[(2)]**
Products	**Fuel Oil, Clean Products**	**Fuel Oil, Clean Products, Crude Oil**	**Fuel Oil, Clean Products, Crude Oil**
Flow Rate	**4,500 m^3 / Hr** (28,305 Bbls / Hr)	**16,000 m^3 / Hr** (100,640 Bbls / Hr)	**16,000 m^3 / Hr** (100,640 Bbls / Hr)

Expected to be the largest storage provider in Fujairah

(1) *BPGIC's high quality shareholders include His Highness Sheikh Mohammed Khalifa Zayed Al-Nahyan.*
(2) *To be determined based on FEED study and customer discussions.*

TWELVE SEAS BPGIC

BPGIC History Overview

2010

Market study & analysis

2013

- Incorporated
- Initial land lease and development rights

2014

Port facility agreement entered with Port of Fujairah

2015

- Phase I financing committed
- Plans finalized for Phase I construction start date

Phase I 2018

- January: Commenced
- August: ISO and OHSAS certifications received

Phase II 2018

- Off take contract for Phase II signed with end-user
- September: EPC Contract signed and started construction for Phase II
- October: Phase II financing committed

Phase III Q3 2019

Initial land lease agreement reserving additional 450,000 m² in Port of Fujairah, almost 3 times the size of, and near to, Phase I and II land

Q4 2019

Expected Nasdaq listing via Business Combination with Twelve Seas

Phase I 2020

Q1 2020: Sahara refinery expected start of operations

Phase II 2020

Q2 2020: Expected operations start date

Future Vision

- Phase III Launch
- Local and international growth

2010 › 2013 › 2014 › 2015 › 2016 › 2017 › 2018 › 2019 › 2020 › Beyond

- Phase I was completed and fully operational on schedule
- Phase II construction is underway with 100% of capacity already contracted
- Phase III initial land lease and discussions with potential customers underway

Phase I › Phase II › Phase III & Beyond

Post Phase III, BPGIC is Expected to be Largest Storage Provider in Fujairah



Captive Demand represents strategic storage capacity, not used by trading firms / marketers and is not a competitive threat to BPGIC
Market share based on storage capacity Post-Phase II (1)
Market share based on storage capacity Post-Phase III (1)
Existing Capacity (2,3)
Capacity expansion projects (2,3)
Post Phase III(4), BPGIC is expected to become the largest storage player in Fujairah
▪ Post Phase II, BPGIC is expected to be the 4th largest storage player in Fujairah in terms of overall capacity
▪ Excluding captive demand, BPGIC is expected to be the 2nd largest independent storage player in Fujairah
M3
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
21%
17%
18%
14%
13%
10%
28%
8%
5%
4%
5%
4%
5%
4%
4%
3%
4%
3%
4%
3%
4%
3%
2%
2%
2%
2%
2%
1%
1%
1%
1%
1%
Vopak Horizon Fujairah Limited
Fujairah
vtti
BPGIC
BPGIC
Gulf Petrochem
GPSCHEMOIL 2
IPTF
GPSCHEMOIL
GTI
AEGEAN
Emarat
2
1
METS
ECOMAR
Phase I, II & III
Phase I & II

Source: IHS Markit data as of June 2018. Please see the disclaimer on page 3 for a full description.

(1) Only expansions that are under construction and planned are considered.
(2) Excludes the captive storage capacity of ADNOC terminal.
(3) Excludes dedicated LPG and LNG terminals.
(4) Phase III assumes up to 3,500,000 m³ of additional storage capacity added.

TWELVE SEAS BPGIC

Company Highlights & Strategy


BPGIC
TK-111
12,400M³

Investment Highlights

1 Favorable Industry Trends Driving Storage Demand

- The Middle East is expected to continue to be the dominant crude oil exporter in the world with over 2,941,177 m^3/d (~18.5 MMBbls/d) exported each year
- Increased energy trading activity in the region has driven the need for energy infrastructure
- Storage continues to play a critical role in managing supply disruptions and demand surges

2 Strategic Location at the Epicenter of Global Crude Oil Trading Activity

- BPGIC terminals are strategically located in the Port of Fujairah, one of the largest global oil export hubs
- 60-year lease of prime real estate, strategically located adjacent to VLCC jetties in the Port, allowing for fast customer turnaround time
- Limited remaining land available for other independent storage players to build out in Fujairah gives BPGIC an advantage

3 Newly-Built, World-Class Facilities

- One of the largest crude oil, clean oil, and fuel oil storage facilities in the region with 1,000,585 m^3 (6.3 MMBbls of capacity by mid-2020)
  - Expected to be the largest with up to 4,500,000 m^3 (28.3 MMBbls) of storage capacity post Phase III expansion
- Award-winning facilities with superior technological capabilities offering highly sought-after ancillary services

4 Strong Fee-Based Cash Flow Profile with Meaningful Upside

- 4.5-year[(1)] weighted average renewable take-or-pay contract life for 100% of available and in-construction storage capacity (Phases I & II)
- Industry-leading Adjusted EBITDA margins driven by upfront investment in infrastructure and automation
- Diverse mix of fixed-fee and ancillary revenue provides combination of stability and growth potential

5 Visible Near-Term Growth Trajectory

- Phase II expansion is expected to more than double EBITDA to $128 million by Q3 2020, on an annualized basis
- Modular refinery contract with Sahara Energy Resources to provide an additional $25 million in EBITDA at minimal capital cost to BPGIC
- Additional upside from ancillary revenue growth

6 Experienced Management Team

- Seasoned management team with over 30 years of experience in the oil and gas industry
- Additional shares held in escrow, post transaction, act as an incentive for driving EBITDA growth

(1) Weighted average contract life calculated based on proportional storage capacity per contract.

1 The UAE's Business Friendly Policies Have Attracted Foreign Capital

ADNOC (Abu Dhabi National Oil Company) 2030 Initiatives

More Profitable Upstream

- Create partnerships that deliver expertise, capital and technology and bring market access

More Sustainable and Economic Gas Supply

- Ensure security of the gas supply
- Invest in developing various fields to maximize value from natural gas and gas products

More Valuable Downstream

- Increase gasoline production to 10.2 mtpa by 2022
- Grow petrochemicals production from 4.5 mtpa in 2016 to 11.4 mtpa by 2025

Over $45 billion to be invested in expanding downstream opportunities

Expanding Partnerships

- ADNOC is evolving its approach to partnerships, spanning across its entire oil and gas value chain to secure access to target markets and new centers of global demand
- In February 2019, Blackrock and KKR led the first foreign investment in UAE national infrastructure
  - Blackrock and KKR invested $4 billion for a 40% ownership in a new entity called ADNOC Oil Pipelines
- Exxon Mobil and ADNOC continue to explore new opportunities in the upstream and downstream sector
- ADNOC continues to leverage mutually beneficial partnerships to drive new commercial opportunities




شراكة استراتيجية في مجال البنية التحتية لانابيب نقل النفط
LANDMARK PIPELINE INFRASTRUCTURE AGREEMENT
KKR
BlackRock
KKR
BlackRock

Source: www.adnoc.ae/en/strategy2030.

TWELVE SEAS BPGIC

1 Favorable Industry Trends

Fujairah Port Traffic Has Seen Rapid Growth, and is Expected to Continue Growing into 2025

Storage plays a critical role in the management of supply disruptions and demand surges, providing a stable infrastructure for crude oil and products trade

Recent Drivers of Growth in Fujairah

- Completion of ADNOC terminals to export crude from Fujairah
- Increased storage capacity allowing more bunkering, build-bulk and blending opportunities
- IMO regulation is driving blending needs



Millions of Metric Tons of Throughput per Year
160
140
120
100
80
60
40
20
0
Dirty Product
Clean Product
Crude
16% From 2010 to 2016
5% From 2016 to 2025
2010
2011
2012
2013
2014
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
2023E
2024E
2025E

Source: IHS Markit data as of June 2018. Please see the disclaimer on page 3 for a full description.

TWELVE SEAS BPGIC

2 The World is Expected to Rely on Middle East Crude to Meet Long-Term Demand

Crude Oil Flows From the Middle East


Europe
Canada / USA
Middle East
North Asia
Latin America
India
Africa
Southeast Asia

Canada / USA

	2017	2030
m³/d	252,782	228,935
MBbl/d	1,590	1,440

Europe

	2017	2030
m³/d	403,975	425,596
MBbl/d	2,541	2,677

North Asia

	2017	2030
m³/d	1,350,874	1,171,065
MBbl/d	8,497	7,366

Latin America

	2017	2030
m³/d	34,181	47,854
MBbl/d	215	301

Africa

	2017	2030
m³/d	60,890	131,161
MBbl/d	383	825

India

	2017	2030
m³/d	477,425	593,482
MBbl/d	3,003	3,733

Southeast Asia

	2017	2030
m³/d	289,348	350,874
MBbl/d	1,820	2,207

- 2,941,177 m³/d (18.5 MMbls/d) of Middle East crude exported currently
- Middle Eastern crude supplies virtually every region
- Africa, India and Southeast Asia represent the fastest growing regions

Source: IHS Markit data as of June 2018. Please see the disclaimer on page 3 for a full description.

TWELVE SEAS BPGIC

② The UAE Meets Every Key Criteria For Crude Oil Infrastructure Investment

Fujairah is a Trading, Refining and Export Hub



Strait of Hormuz
Fujairah Port

✓ ***Strategic Location***
- Adjacent to major shipping routes, supplying major markets

✓ ***Political Stability***
- Strong support for port development from local authorities

✓ ***Refining Center***
- Significant refining capacity located nearby

✓ ***Port Infrastructure***
- Large ports designed to minimize customer waiting times

✓ ***Pricing Center***
- Physical presence of major trading houses

✓ ***Significant Crude Flows***
- Ample pipeline infrastructure supplying to terminal points



Fujairah Port
United Arab Emirates
Saudi Arabia
REFINERY
STORAGE FACILITY
EXPORT TERMINAL
OIL PRODUCT PIPELINE
CRUDE PIPELINE
HABSHAN PIPELINE

Fujairah's port is located outside the Strait of Hormuz

- Major crude flows to all regions
- 2nd largest bunker trading hub
- $45bn downstream expansion plan announced by ADNOC

Source: IHS Markit data as of June 2018. Please see the disclaimer on page 3 for a full description.

2 Limited Available Land in Fujairah Suitable for Infrastructure

BPGIC is well positioned in the Port of Fujairah as demand for storage capacity increases



Phase III Initial Lease
BPGIC
Al Qurayyah
Fujairah
Fujairah

TWELVE SEAS BPGIC

② Scarcity of Remaining Land in Fujairah Gives BPGIC a Competitive Advantage

BPGIC expected to be the 2nd largest storage operator in Fujairah post Phase II and the largest post Phase III. With limited land to build, there are few competitive threats

Limited remaining suitable land available in Fujairah makes BPGIC well situated to capitalize on growing infrastructure needs in the area



Matrix Manifold 2
Phase III Initial Lease
BPGIC

Strategic storage facilities do not provide storage and ancillary service facilities to traders and do not represent a competitive threat to BPGIC

② Premier Location, Giving End Users Fastest Turnaround Time



Competitors have limited access to Matrix Manifold 2 which connects to the VLCC jetty
– VLCC jetty provides access to very large crude carriers loading and discharging points with higher flow rates
Phase III Initial Lease
6 Total Jetty Lines:
4 existing and 2 more to be added in Phase II
Phase II
Phase I
BPGIC is closest to Matrix Manifold 2 – allowing for quick vessel turnaround time at a lower cost compared to competitors
BPGIC

3 Long-Term Contracts Servicing Global End Users

Phase I Overview

- Fully-operational
- Clean oil and fuel oil terminals
- 14 oil tanks
- 399,324 m³ (2.5 MMBbls) of capacity
- 4,500 m³ (28 MBbls) / Hr flow rate



* Artist rendered picture

Phase I End User

- Via a 3.5 year remaining take-or-pay contract for 100% of Phase I capacity 399,324 m³ (2.5 MMBbls)
- Fixed fee storage fees and ancillary services

Phase II Overview

- Expected to begin operations in 2Q 2020
- 8 oil tanks
- 601,261 m³ (3.8 MMBbls) of capacity
- 16,000 m³ / Hr (100 MBbls / Hr) flow rate



* Artist rendered picture

Phase II End User

- Via a 5 year take-or-pay contract for 100% of Phase II capacity 601,261 m³ (3.8 MMBbls)
- Fixed fee storage fees and ancillary services
- Beginning in 2020 with Phase II completion

Phase III Overview

- Initial Land Lease
- Up to 3,500,000 m³ (24.5 MMBbls) of capacity



* Artist rendered picture

Phase III End User(s)

- Refinery expansion
- Storage expansion

** Phase I is fully constructed. Phase II is under construction. Phase III is under FEED evaluation and discussions with potential customers.*
Note: Phase I and Phase II facilities have one end user each, respectively. The addition of a modular refinery in 2020 will add a third end user(s).

TWELVE SEAS BPGIC

3 Award-Winning Storage Facilities

Well-Constructed Facilities

- Construction using high quality materials
- All tank bottoms coated and 2 tanks fully coated
- HDPE coating on the land to avoid contamination from any spillage

Best-in-Class Flow-Rates

- Equipped with high capacity pumping system capable of moving 4,500 m^3 / Hr (28 MBbls / Hr) in Phase I tanks and 16,000 m^3 / Hr (100 MBbls / Hr) in Phase II tanks post-completion
- Currently able to fill vessels in 60% of time versus other terminals in Port of Fujairah
- Post Phase II completion, will have ability to handle VLCCs in 32 hours (mooring to unmooring)

Industry Leading Loss Ratios

- Superior facility design generates direct savings for customers by reducing typical oil loss ratios by over 80%

11 Simultaneous Operations

- Dedicated lines connecting each tank with the pump station are installed for efficient blending, inter-tank transfer, and recirculation operations
  - BPGIC can perform blending, heating, inter-tank transfer services simultaneously, which maximizes efficient use of facilities

Barriers to Entry

- BPGIC is closest to MM 2, allowing for quick vessel turnaround time
- BPGIC can operate through 8 out of 9 berths in the Port and VLCC jetty post Phase II completion
  - Competitors have limited access to VLCC jetty, which means they have to travel a further distance to transport crude import and for export

4 Ancillary Revenue Sources Drives EBITDA Diversification

Fixed Revenue Sources (~54% of Current Revenue[(1)])

Fixed Fee Storage
- Contracted capacity, take-or-pay structures

Fixed Refinery Fees
- Sahara Energy Resources will pay BPGIC fixed fees associated with its refinery

2020P Revenue Mix


Fixed Revenue
Ancillary Revenue
Refinery - Ancillary 7%
39%
40%
Refinery - Fixed 14%

Ancillary Revenue Sources (~46% of Current Revenue[(1)])

Blending
- Blending of two or more batches of product at customer's request
- Product is exported after blending occurs

Throughput Transfer
- Performed during loading / unloading of product
- BPGIC collects additional revenue on throughput that is above the monthly storage capacity

Inter-tank Transfer
- Additional fees occurring during blending, product consolidation and when customers trade from one terminal to another

Heating
- BPGIC earns incremental revenue by controlling the temperature for fuel oil

Refinery
- BPGIC earns incremental revenue associated with Sahara Energy Resources' refinery use

(1) As of June 30, 2019.

4 Modular Refinery Diversifies EBITDA Growth With Minimal Capital Investment

Overview

- To be built on existing BPGIC land with no expected negative impact on Phase II construction
- 5-year contract with Sahara Energy Resources DMCC
- Expected to generate $25 million in annual Adjusted EBITDA, resulting in an incremental $9 million per year
  - Sahara will utilize a portion of Phase I capacity currently occupied by the Phase I end user
- Refinery to produce IMO 2020 compliant refined products

Highlights

Q1 2020 Expected to be Operational	**~$25MM** Expected Annual EBITDA
5-Year Renewable Contract	**~$0** Investment by BPGIC



4 Phase II Expansion Will More Than Double BPGIC EBITDA by 2020

Phase II Build Out at Attractive Costs

> Doubling Capacity

- Phase II expansion will add an additional 601,261 m^3 (3.8 MMBls) of crude oil storage capacity

Attractive Cost

- $161 million in total capital expenditures
- Funded with a $91 million loan, repayable over 10 years

Near Term Payback

- 2-year payback period (1)
- Construction scheduled to be complete by 2Q 2020

Fully Contracted

- 5-year, renewable contract beginning in 2020

Phase II End User

- Contracted for 100% of Phase II capacity
- Storage fee contracted per Bbl / month
- Ancillary fees vary on service per cbm / month



* Artist rendered picture

(1) *EBITDA divided by construction cost.*

TWELVE SEAS BPGIC

4 Construction Status Update on Phase II Expansion and Modular Refinery

March/April 2019

Steel for Phase II construction ordered

July/August 2019

Phase II Construction and Modular Refinery development underway

1st Quarter 2020

Expected completion date of Modular Refinery



2019: ~$9 million spent to date and ~$135 million remaining capex(1)

2020: ~$17 million estimated capex

April/May 2019

Funds wired to EPC, construction on Phase II commences


BPGIC
BPGIC

2nd Quarter 2020

Expected completion date of Phase II

(1) Capex spent to date includes capex spent before June 30, 2019 and remaining capex as of June 30, 2019.

TWELVE SEAS BPGIC

4 Strong Fee-Based Cash Flow Profile with Industry-Leading EBITDA Margins

- Mix of fixed-fee and ancillary revenue provides combination of stability and growth potential
- The low-risk Phase II expansion is expected to more than double the existing capacity by 2Q 2020
- The modular refinery targeted to become operational in 2020 is expected to contribute approximately $9 million of incremental Adjusted EBITDA per year ($25 million of Adjusted EBITDA less $16 million that partially displaces existing Phase I end user)

Annualized Adjusted EBITDA ($mm) Actual (1) & Projected (2)



85% Adj. EBITDA Margin
$38
Existing Capacity
$9
87% EBITDA Margin
$46
$25 Refinery End User
$21 Existing End User
$82
94% EBITDA Margin
$128
Projected 3Q 2020 Annualized Run-rate EBITDA of $128 million
6/30 '19A Annualized
Incremental Adjusted EBITDA from Modular Refinery (Fully Operational 1Q 2020)
1Q '20P Annualized (Upon Refinery Completion)
Phase II Fully Operational End of 2Q 2020 Annualized
3Q '20P Annualized (Upon Phase II Completion)

(1) Estimates based on auditor-reviewed financial results through June 2019.
(2) Projected storage revenue based on contract terms. Ancillary services revenue price/cbm is contracted but volumes are projected based on historical activity and discussions with the two current end users.

4 BPGIC is Expected to be the Leading Storage Provider in Fujairah Post Phase III

Phase III Summary

- Initial land lease for additional 450,000 m² land in the Port of Fujairah near the parcel used for Phase I and II
- Land provides expansion optionality allowing BPGIC to secure the most attractive contracts in the region
- Undergoing FEED design in parallel with customer discussions to determine value maximizing layout
- Additional storage capacity of up to 3,500,000 m³, optimal product mix to be determined by FEED design
- Host 90% of planned Sahara refinery facilities and additional room to facilitate other refinery expansions
- Given scale of expansion and scarcity of additional land, BPGIC will have a competitive advantage in Fujairah

Illustrative Phase III Blueprint


27 Estimated Tanks
Key Facilities
Manifold

Note: Illustrative Phase III plan may vary. Blueprint subject to change based on further technical, financial and market studies.

5 Visible Near-Term Growth Trajectory: Opportunities Available to BPGIC

BPGIC®

Organic Expansion

- Additional expansions in Fujairah based on newly acquired initial land-lease
- Ongoing discussion with end-users for Phase III capacity

Strategic JVs for Capacity Expansion

- Profit-sharing model
- BPGIC provides operational expertise
- Capital Expense funded by Partner – minimal BPGIC capital required

Strategic Opportunities in Services

- Minimal Capital Expense investment
- Customer services under long-term contract
- Services will be recurring and scheduled
- Increases overhead infrastructure utilization/efficiency

Financial Overview


BPGIC
BPGI

Key Financial Metrics

Revenue (USD MM)


$44.1
$52.4
$136.5
6/30 '19A Annualized
1Q '20P Annualized (Upon Refinery Completion)
3Q '20P Annualized (Upon Phase II Completion)

Adjusted EBITDA (USD MM)


$37.5
$45.8
$128.1
6/30 '19A Annualized
1Q '20P Annualized (Upon Refinery Completion)
3Q '20P Annualized (Upon Phase II Completion)

Capital Expenditures (USD MM)


2019 and 2020 capex includes build out of Phase II crude oil storage tanks
Does not include capitalized financing costs, leases, or rent
$0.2
Total $144.1
Remaining $135.2
Spent $8.9
$16.5
2018A
2019P
2020P

Adjusted EBITDA Margin


85%
87%
94%
6/30 '19A Annualized
1Q '20P Annualized (Upon Refinery Completion)
3Q '20P Annualized (Upon Phase II Completion)

Note: Estimates based on financial results through June 30, 2019. Projected figures based on management forecasts. Revenue and Adjusted EBITDA figures represent annualized run-rate projections.

Transaction Sources & Uses / Capitalization

Sources (USD MM)	
Twelve Seas Cash in Trust[(1)]	$213.8
Existing Shareholder Rollover Equity[(2)]	800.0
Existing Shareholder Rollover Equity (Escrow)	200.0
PIPE Proceeds[(4)]	150.0
Total Sources	**$1,363.8**

(1) Estimated cash in trust at merger close. Assuming no redemptions of the trust account by Twelve Seas public stockholders --- actual results may differ. Includes cash currently in trust and estimated accrued interest through the closing.
(2) Assuming that BPGIC's ownership does not elect to receive any consideration in cash pursuant to its right under the business combination agreement.
(3) Estimated debt balance to be repaid at the closing.
(4) Assumes issuance in PIPE of 15mm shares at $10.00 per share, which after payment of Twelve Seas' outstanding transaction expenses and liabilities will provide cash in excess of the minimum cash required to close the business combination.

Uses (USD MM)	
Paydown of Projected Debt at Merger[(3)]	$185.0
Estimated Transaction Fees & Expenses	14.5
Existing Shareholder Rollover Equity[(2)]	800.0
Existing Shareholder Rollover Equity (Escrow)	200.0
Cash to Balance Sheet	164.3
Total Uses	**$1,363.8**

Pro Forma Valuation (USD MM)[(1)(2)(4)(5)]	
Existing BPGIC Shareholders	100.0
Plus: SPAC Shareholders	27.9
Plus: PIPE Shares	15.0
Total Shares	142.9
Less: Escrow Shares	21.6
Total Shares (Excluding Escrow Shares)	121.3
Share Price	$10.0
Equity Value (Excluding Escrow Shares)	**$1,213.1**
Plus: Projected Debt at Merger	-
Less: Net Cash	164.3
Enterprise Value (Excluding Escrow Shares)	$1,048.8
3Q 2020P Annualized EBITDA	$128
EV (Exc. Escrow Shares) / 3Q '20P Ann. EBITDA	8.2x

Note: Transaction assumes 0% shareholder redemptions.

Ownership at Close[(1)(2)(4)(5)(6)]



Twelve Seas Sponsor (5.1mm Shares) 3.5%
PIPE Investors (15.0mm Shares) 10.5%
Twelve Seas Public Shareholders (22.8mm Shares) 16.0%
Existing BPGIC Shareholders (100.0mm Shares) 70.0%

(5) Existing BPGIC shareholder includes 20 million shares held in escrow and Twelve Seas Sponsor includes 1.6 million shares held in escrow. Assumes that Twelve Seas Sponsor forfeits 1.0M founder shares. Twelve Seas Sponsor and Twelve Seas Public Shareholders include outstanding rights that convert into 1/10th of a share at the closing. Excludes outstanding Twelve Seas warrants and shares reserved for issuance under the new equity incentive plan to be adopted by the post-closing company.
(6) BPGIC's high quality shareholders include His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan.

TWELVE SEAS BPGIC

Description of Escrowed Shares – Aligned Shareholder Interest

In addition to the 80 million shares issued at the closing to the existing BPGIC shareholder, the existing BPGIC shareholder can earn an additional 20 million shares if certain thresholds are met (the "Escrowed Shares")

Half Release Escrow Requirements[1]				
Expiration	**Shares**	**Annualized Run-Rate EBITDA Target[2]**		**Stock Price Threshold[3]**
5 Years[4]	▪ 10 million shares to BPGIC owners ▪ 0.8 million shares to Sponsor	$175 MM USD	**OR**	$12.50 USD

Full Escrow Requirements				
Expiration	**Shares**	**Annualized Run-Rate EBITDA Target[2]**		**Stock Price Threshold[3]**
5 Years[4]	▪ 20 million shares to BPGIC owners ▪ 1.6 million shares to Sponsor	$250 MM USD	**OR**	$14.00 USD

Any shares that are released in the half release will be deducted from the full escrow share count so that the maximum amount of shares that can be released will not exceed 20 million for the BPGIC owners and 1.6 million shares to the Sponsor

(1) Escrowed shares consist of (i) 20 million from existing BPGIC shareholder and (ii) 1.6 million from the Twelve Seas sponsor. Release if either annualized run-rate EBITDA OR share price targets is exceeded.
(2) Annualized run-rate is the last quarter multiplied by four. EBITDA is subject to certain adjustments set forth in the escrow agreement.
(3) For any 10 trading days within any 20 trading day period during the escrow period.
(4) 5 years from the start of the first full fiscal quarter after the closing.

Illustrative Financial Impact from Phase III After Completion *(Assumed EOY 2022)*

Illustrative Sources (USD MM)

Cash on Balance Sheet Post-Merger[1]	$	164.3
Cash Generated from Operations (2020, 2021, 2022)[2]		342.9
Additional Loans		621.5
Total Sources	**$**	**1,128.8**

Illustrative Uses (USD MM)

Construction of Phase III (3.5mm m^3 incremental capacity)[3]	$	1,085.0
Excess Cash Remaining on Balance Sheet[2]		43.8
Total Uses	**$**	**1,128.8**

(1) Represents the estimated excess cash post-merger, assuming $150mm of PIPE proceeds and no redemptions of the SPAC trust.
(2) Assumes company generates $128mm of annual EBITDA (starting H2 2020), effectively free cash flow, of which an average of $100m annually is used for funding of construction of Phase III.
(3) Assumes construction cost of storage capacity for Phase III is the same as Phase I & II (which was ~$310mm for 1mm m^3).

Illustrative Pro Forma Valuation (USD MM)[(1)(2)(3)]

Illustrative Pro Forma Valuation	Post-Merger[4] Phase I & II	Post-Phase III[5] Cumlative		
Existing BPGIC Shareholders (shares mm)	100.0		100.0	
Plus: SPAC Shareholders (shares mm)	27.9		27.9	
Plus: PIPE Shares (shares mm)[6]	15.0		15.0	
Total Shares (shares mm)	142.9		142.9	
Less: Shares in Escrow (shares mm)	21.6		0.0	
Total Shares (excluding Escrow Shares)	121.3		142.9	
Share Price (USD)	$10.0		$10.0	
Equity Value (USD mm)	**$1,213.1**		**$1,428.7**	
Plus: Projected Debt (USD mm)	-		621.5	
Less: Net Cash (USD mm)	164.3		43.8	
Enterprise Value (USD mm)	**$1,048.8**		**$2,006.4**	
Projected Annualized EBITDA (USD mm)[7]	$128.1	$440.0	$550.0	$660.0
EV / Projected Annual EBITDA	**8.2 x**	**4.6 x**	**3.6 x**	**3.0 x**

(4) Assumes no public shares of SPAC are redeemed at merger.

(5) Assumes milestones for escrowed shares are satisfied resulting in full release of all shares escrowed at merger. Assumes no future equity offerings post-merger.

(6) Assumes the $150mm PIPE placement of common stock at $10 per common share.

(7) Illustrative scenarios presented for Post-Phase III Projected Annualized EBITDA:
- *~$550mm: assuming similar pricing and profit from Phase III expansion as Phase I and II*
- *~$440 – 660 : assuming +/- 20% range to the Post-Phase III Projected Annualized EBITDA*
- *Illustrative Phase III plan may vary. Projections subject to change based on further technical, financial and market studies.*

Note: Post-Phase III Projected Annualized EBITDA assumptions are only indicative and could change based on several factors, including but not limited to entering into a final land lease, the ability to secure an end-user contract, commercial discussions, change in product mix, changes in crude prices and macro economic environment.

Appendix


BPGIC
BPGIC
BPGIC
20

BPGIC is Well-Positioned to Benefit from IMO 2020

Implementation on Jan 1, 2020 for reduction in the sulfur level of bunker fuels used for ships

IMO **2020 Specifications**

Challenges

Refining	Shipping
▪ Increased demand for low sulfur bunker fuel ▪ High capex requirements by refining industry to reduce high sulfur bunker fuel oil ▪ Disposal of high sulfur bunker fuel/bottom of the barrel	▪ Shipping industry has been slow to adopt scrubber technology ▪ High overhead costs for effluent discharge from scrubbers

Options for the Shipping Industry

Switch to alternate bunker fuel sources like LNG, which would need alternative ship design	Switching away from high sulfur grades used currently to low-sulfur bunker fuel	Installation of Exhaust Gas Cleaning Systems (EGCS or 'scrubbers') to remove sulfur on board

Likely impact on the storage industry

- ✓ Increased requirement for additional blending facilities and segregation of hydrocarbon cutter stocks to meet sulfur limit demands
- ✓ Increased demand for floating storage tanks as there will be a likely shift in bunkering locations based on low-sulfur bunker fuel availability
- ✓ Tank farms expected to have good interchangeability and flexibility

Source: IHS Markit data as of June 2018. Please see the disclaimer on page 3 for a full description.

Safety Performance Achievements – 2018

				2018												
No.	**Focus Area**	**Objective**	**Target**	**Jan**	**Feb**	**Mar**	**Apr**	**May**	**Jun**	**Jul**	**Aug**	**Sep**	**Oct**	**Nov**	**Dec**	**Remarks Target Achieved**
1	**Fatalities**	Zero work related incidents	0	0	0	0	0	0	0	0	0	0	0	0	0	100%
2	**LTI**	Zero work related incidents	0	0	0	0	0	0	0	0	0	0	0	0	0	100%
3	**Product Spills**	Minimizing adverse environmental and socioeconomic impacts by coordinating all containment and removal activities to carry out a timely, effective response	0	0	0	0	0	0	0	0	0	0	0	0	0	100%
4	**Fire Incidents**	Zero harm to personnel, property environment and company reputation	0	0	0	0	0	0	0	0	0	0	0	0	0	100%
5	**Emergency Drills – Annual**	To check the readiness & effectiveness of ERP	5	1	0	0	1	1	0	0	0	0	1	0	1	100%
6	**PTW Compliance with Procedure**	Safety control system aims to work together to maintain system that is safe and without risk to health, safety and environment	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Safety Performance Achievements – 2019

				2019									
No.	**Focus Area**	**Objective**	**Target (Full Year)**	**Jan**	**Feb**	**Mar**	**Apr**	**May**	**Jun**	**Jul**	**Aug**	**Sep**	**Target Achieved (YTD)**
1	**Fatalities**	Zero work-related incidents	0	0	0	0	0	0	0	0	0	0	100%
2	**LTI**	Zero work-related incidents	0	0	0	0	0	0	0	0	0	0	100%
3	**Product Spills**	Minimizing adverse environmental and socioeconomic impacts by coordinating all containment and removal activities to carry out a timely, effective response	0	0	0	0	0	0	0	0	0	0	100%
4	**Fire Incidents**	Zero harm to personnel, property, environment, and company reputation	0	0	0	0	0	0	0	0	0	0	100%
5	**Emergency Drills – Annual**	To check the readiness & effectiveness of ERP	6	0	1	0	1	0	1	0	1	0	100%
6	**PTW Compliance with Procedure**	Safety control system aims to work together to maintain system that is safe and without risk to health, safety and environment	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Summary of Comprehensive Income

(Values in USD million)	2017 (Restated)	2018 (Audited)	6/30/2018 (Unaudited)	6/30/2019 (Unaudited)
Revenue	0.1	35.8	13.8	22.0
Storage fee	*0.1*	*20.7*	*8.8*	*12.0*
Ancillary services	-	*15.1*	*5.0*	*10.0*
Direct costs	(2.3)	(9.6)	(4.8)	(5.0)
Gross (loss) profit	**(2.2)**	**26.2**	**9.0**	**17.1**
Gross profit (loss) margin (%)	*N/M*	*73.2%*	*65.5%*	*77.5%*
General and administrative expenses	(0.6)	(2.0)	(1.0)	(1.2)
Finance costs	(1.0)	(7.0)	(3.3)	(3.4)
Changes in fair value of derivative financial instruments	-	(1.2)	-	(0.5)
(Loss) profit and total comprehensive (loss) income	**(3.7)**	**16.1**	**4.7**	**12.0**
Total comprehensive income (loss) margin (%)	*N/M*	*44.8%*	*33.8%*	*54.2%*

(Values in USD million)	2017	2018	H1 2018	H1 2019
Total comprehensive income (loss)	(3.7)	16.1	4.7	12.0
Depreciation	0.7	5.7	2.9	2.9
Finance costs	1.0	7.0	3.3	3.4
Changes in Fair Value of Derivative Financial Instruments	-	1.2	-	0.5
Adjusted EBITDA[1]	**(2.0)**	**30.0**	**10.9**	**18.8**
Adjusted EBITDA margin (%)	*N/M*	*83.5%*	*78.7%*	*85.1%*

(1) Adjusted EBITDA is defined as profit (loss) before finance costs, income tax expense (currently not applicable in the UAE but included here for reference purposes), depreciation and adjusted for selected items that we believe impact the comparability of financial results between reporting periods. In addition to non-cash items, we have selected items for adjustment to EBITDA which management feels decrease the comparability of our results among periods.

TWELVE SEAS BPGIC

Statement of Financial Position

(Values in USD million)	31 Dec' 2018 (Audited)	30 June 2019 (Unaudited)
Non-current assets		
Property, plant and equipment	197.6	205.9
Advances to contractors	-	29.4
Total non-current assets	**197.6**	**235.3**
Current assets		
Inventories	0.1	0.2
Trade and other receivables	2.1	4.6
Bank balances and cash[(1)]	0.0	6.7
Total current assets	**2.3**	**11.5**
Total assets	**199.9**	**246.8**
Equity		
Share Capital	1.4	1.4
Owners' accounts	47.7	80.3
General reserve	0.7	0.7
Retained earnings (accumulated losses)	11.2	23.2
Total equity	**61.0**	**105.6**
Non-current liabilities		
Provisions[(2)]	0.0	0.0
Lease liability	28.1	28.2
Other liabilities	-	-
Current liabilities		
Bank Overdraft	3.7	-
Accounts payable, accruals and other payables	9.0	16.5
Term Loans	94.8	92.6
Derivative financial instruments	1.2	1.7
Lease liability	2.1	2.3
Total liabilities	**139.0**	**141.2**
Total equity and liabilities	**199.9**	**246.8**

(1) Bank balances and cash stood at $37,351 as of December 31, 2018.
(2) Provisions balance was $9,485 and $6,267 as of June 30, 2019 and December 31, 2018, respectively.

Statement of Cash Flows

(Values in USD million)	2017 (Restated)	2018 (Audited)	6/30/2018 (Unaudited)	6/30/2019 (Unaudited)
Cash flow from operating activities				
(Loss) profit for the year / period	(3.7)	16.1	4.7	12.0
Adjustments[(1)]	1.7	13.9	6.2	6.8
Working capital changes	(0.2)	(2.0)	(1.8)	0.8
Net cash from (used in) operating activities	**(2.3)**	**27.9**	**9.0**	**19.5**
Cash flow from investing activity				
Purchase of property, plant and equipment	(21.9)	(0.3)	(0.1)	(8.9)
Advances paid to contractors	-	-	-	(29.4)
Net cash from (used in) investing activity	**(21.9)**	**(0.3)**	**(0.1)**	**(38.2)**
Cash flow from financing activities				
Proceeds from term loans	16.7	4.0	0.6	-
Repayment of term loans	-	(3.5)	-	(2.3)
Interest paid on term loans	(3.4)	(7.2)	-	(0.1)
Payment of transaction costs on loans	(0.1)	-	-	-
Net contribution from (distribution to) owners	11.2	(25.0)	(8.4)	31.6
Net cash from (used in) financing activities	**24.3**	**(31.6)**	**(7.9)**	**29.1**
Increase (decrease) in cash and cash equivalents	**0.1**	**(4.0)**	**1.0**	**10.4**

Cash and cash equivalents at the beginning of the year / period	**0.1**	**0.3**	**0.3**	**(3.7)**
Cash and cash equivalents at the end of the year / period	**0.3**	**(3.7)**	**1.3**	**6.7**

(1) Depreciation, Finance costs, Net change in fair value of derivative instruments, and provisions for employees' end of service benefits.